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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G

Under the Securitis Exchange Act of 1934
(Amendment No. 3)1

Corixa Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
21887F100
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            21887F100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership ("KPCB VII") 94-3201863

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
870,225

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
870,225

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,225

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.1%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        21887F100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates") 94-3203783

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
870,225 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII.

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
870,225 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,225

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.1%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        21887F100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Joseph S. Lacob

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
89,274 shares of which 35,417 shares are held through vested optiosn (exercisable within 60 days).

		6	SHARED VOTING POWER

870,225 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII. Mr. Lacob is a general partner of KPCB VII Associates. Mr. Lacob disclaims beneficial ownership of the shares held directly by KPCB VII.

		7	SOLE DISPOSITIVE POWER
89,274 shares of which 35,417 shares are held through vested optios (exercisable within 60 days).

		8	SHARED DISPOSITIVE POWER

870,225 shares are directly held by KPCB VII. KPCB VII Associates is the general partner of KPCB VII. Mr. Lacob is a general partner of KPCB VII Associates. Mr. Lacob disclaims beneficial ownership of the shares held directly by KPCB VII.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
959,499

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.3%

12	TYPE OF REPORTING PERSON
IN

Item 1(a)	Name of Issuer:
Corixa Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
1124 Columbia Street, Suite 200 Seattle, WA 98104

Item 2(a)	Name of Person Filing:
Kleimer Perkins Caufield & Byers VII, L.P., a California limited partnership KPCB VII Associates, L.P., a California limited Partnership Joseph S. Lacob

Item 2(b)	Address of Principal Business Office:
c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025

Item 2(c)	Citizenship:
The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.

Item 2(d)	Title of Class of Securities
Common Stock

Item 2(e)	CUSIP Number:
21887F100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

      Not Applicable

Item 4. Ownership.

      See rows 5-11 of cover sheets hereto.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporitng person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Under certain circumstances set forth in the limited partnership agreement of KPCB VII, the general and limited partners of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of Corixa Corporation held by such entity. No such partner's rights relate to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable

Item 8. Identification and Classification of Members of the Group.

      Not Applicable

Item 9. Notice of Dissolution of Group.

      Not Applicable

Item 10. Certification.

      Not Applicable

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

JOSEPH S. LACOB		KPCB VII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Susan Biglieri Susan Biglieri Attorney-in-Fact	Signature:	/s/ Brook H. Byers Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers Brook H. Byers A General Partner

EXHIBIT A

Agreement of Joint Filing

      The undersigned hereby agrees that they are filing jointy pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002, containing the informaiton required by Schedule 13G for the securities of Corixa Corporation, held by Kleiner Perkins Caulfield & Byers VII, L.P., a California limited partnership, and with respect to the general partners such other holdings as may be reported therein.

Date:  February 14, 2002

JOSEPH S. LACOB		KPCB VII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Susan Biglieri Susan Biglieri Attorney-in-Fact	Signature:	/s/ Brook H. Byers Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers Brook H. Byers A General Partner

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SIGNATURES
EXHIBIT A